SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Franklin Lexington Venture and Growth Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Madison Avenue

New York, New York 10010

Telephone Number (including area code): (888) 777-0102

Name and address of agent for service of process:

Jane Trust

Franklin Templeton

One Madison Avenue

New York, New York 10010

With copies of Notices and Communications to:

Rajib Chanda, Esq.

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Debra Sutter, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES  ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 20th day of March 2026.

FRANKLIN LEXINGTON VENTURE AND GROWTH FUND

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Trustee

Attest:	/s/ Marc A. De Oliveira
Name:	Marc A. De Oliveira
Title:	Associate General Counsel, Franklin Templeton